

Mail Stop 4628

July 19, 2016

Via E-mail
Scott E. Lamb
Chief Financial Officer
ICU Medical, Inc.
951 Calle Amanecer
San Clemente, CA 92673

  Re: ICU Medical, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2015
    Filed February 26, 2016
    File No. 1-34634

Dear Mr. Lamb:

  We refer you to our comment letter dated June 27, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Cecilia Blye

             Cecilia Blye, Chief
             Office of Global Security Risk

cc: Amanda Ravitz
   Assistant Director
   Division of Corporation Finance

   Virginia Sanzone
   Vice President, General Counsel
   ICU Medical, Inc.